4 1 NASD 0001182815 derdqr9@ Officer Internet Security Systems, Inc. 0001053148 58-
2362189 08/31/02 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL
OWNERSHIP [ ] Check this box if no longer subject to Section 16. Form 4 or Form
5
obligations may continue. 1. Name and Address of Reporting Person(s) Costanza, Lawrence
6303 Barfield Rd Atlanta, GA 30328 2. Issuer Name and Ticker or Trading Symbol Internet
Security Systems, Inc. (ISSX) 3. I.R.S. Identification Number of Reporting Person, if an entity
(Voluntary) 4. Statement for Month/Year 08/02 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ]
Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Vice President-
Americas Operations 7. Individual or Joint/Group Filing (Check Applicable Line)
[X] Form
filed by One Reporting Person [ ] Form filed by More than One Reporting Person Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1,3 and 7 through 11) -------------------------------------------------
--------------
 1)Title of
Derivative
and Amount 8)Price 9)Number of 10) 11)Nature of Security action of
Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or
Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month --------
--------------------------------------------------------------------------------
----------------
---------------------------- Non-Qualified Stock Option 08/09/02 Common Stock
15,000
15,000 D Direct (right to buy) Explanation of Responses: - Number of derivative Securities
Beneficially Owned at End of Month is 440,000
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned -
-------------
--------------------------------------------------------------------------------
----------------
---------------------- 1)Title of Security 2)Trans- 3.Trans- 4.Securities Acquired(A)
5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A
Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D
Price End of Month I -----------------------------------------------------------
---------------
----------------------------------------------------------
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1 through 6) ----------------------------------------------------------
--------------
------------------------------------------------------------ 1)Title of
Derivative 2)Conversion
3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action
(A) Expiration Date Price of Date Code or Disposed of
(D)
Derivative Security Code V A D Exercisable Expiration --------------------------
-------------
--------------------------------------------------------------------------------
-------------
Non-Qualified Stock Option $15.8400 08/09/02 A 15,000 08/08/12 (right to buy)

SIGNATURE OF REPORTING PERSON /S/ By: Sean Bowen For: Lawrence Costanza DATE 09/03/02